Filed Pursuant to Rule 253(g)(2)
File No. 024-11162

FUNDRISE GROWTH EREIT VII, LLC

SUPPLEMENT NO. 28 DATED JANUARY 2, 2024
TO THE OFFERING CIRCULAR DATED DECEMBER 14, 2022

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT VII, LLC (“we”, “our” or “us”), dated December 14, 2022 and filed by us with the Securities and Exchange Commission (the “Commission”) on December 15, 2022 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset updates.

Asset Updates

As of November 30, 2023, the properties detailed below, held by Fundrise Growth eREIT VII, LLC (the “Company,” “we,” or “us”), have reached or surpassed the following development milestones, as described below.

Terrapin Station Controlled Subsidiary - Jacksonville, FL

On October 12, 2022, we directly acquired ownership of a “majority-owned subsidiary”, FR - Terrapin Station, LLC (“Terrapin Station Controlled Subsidiary”). Together with an affiliate, we paid an initial purchase price of approximately $3,101,000 (the “Terrapin Station Investment”). The Terrapin Station Controlled Subsidiary anticipated acquiring up to sixty (60) single-family detached homes generally located off of Terrapin Court in Jacksonville, FL (the “Terrapin Station Property”). More details of the acquisition can be found here.

As of November 30, 2023, the Terrapin Station Property has reached a major development milestone, 100% of the total planned community homes have been fully delivered with an occupancy rate of 93.2%. The total investment amount in the Terrapin Station Property is approximately $20,008,000, which is comprised of a $521,000 investment by Fundrise Growth eREIT VII, LLC and $4,687,000 by Fundrise Real Estate Interval Fund, LLC, along with $16,800,000 in long-term financing.

Pine Ridge Place Controlled Subsidiary - Fountain Inn, SC

On July 21, 2022, we directly acquired ownership of a “majority-owned subsidiary”, FR - Pine Ridge Place, LLC (“Pine Ridge Place Controlled Subsidiary”). Together with an affiliate, we paid an initial purchase price of approximately $2,858,000 (the “Pine Ridge Place Investment”). The Pine Ridge Place Controlled Subsidiary anticipated acquiring up to one-hundred-twelve (112) single-family homes generally located off of N Nelson Dr in Fountain Inn, SC (the “Pine Ridge Place Property”). More details of the acquisition can be found here.

As of November 30, 2023, the Pine Ridge Place Property has reached a major development milestone, 100% of the total planned community homes have been fully delivered with an occupancy rate of 99.0%. The total investment amount in the Pine Ridge Place Controlled Subsidiary is approximately $37,500,000, which is comprised of a $1,000,000 investment by Fundrise Growth eREIT VII, LLC and $9,100,000 by Fundrise Real Estate Interval Fund, LLC, along with $27,400,000 in long-term financing.